Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117



[redacted]



June 13, 2005

The U.S. Securities and Exchange Com
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549



**Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620**

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN



To Whom It May Concern:

Enclosed please find the following documents:

- Notice of Convening the 57th General Meeting of Shareholders

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dlw 6/22

June 2, 2005

To Our Shareholders

**Arisawa Manufacturing Co., Ltd.**

Chief Executive Officer: Sanji Arisawa

1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture

## Notice of Convening the 57th General Meeting of Shareholders

Dear Shareholders,

We hope you are all healthy and prosperous.

Now, we would like to call a convening of the 57th General Meeting of Shareholders as follows. We would very much appreciate it if you could attend this meeting.

**If you cannot attend the meeting, we would like you to fill in and return the Form for Exercise of Voting Rights. Upon reviewing the attached materials, please enter a yes or no in the designated column and place your seal.**

Sincerely

1. **Date:** 10:00 a.m., June 29 (Wed.), 2005
2. **Place:** Conference Room, Head Office, Arisawa Manufacturing Co., Ltd.
   1-5-5, Minami-Honmachi, Joetsu City, Niigata Prefecture
3. **Purpose of Meeting**

   **Reporting Matters:**
   1. Report of consolidated balance sheet and consolidated income statement for the 57th term (from April 1, 2004 to March 31, 2005) and the results of audit of consolidated statements by the audit corporation and the board of auditors.
   2. Report of business report, balance sheet and income statement for the 57th Term (from April 1, 2004 to March 31, 2005)

   **Resolution Matters:**

   **Proposition No. 1:** Approval of Proposal for profit appropriation for the 57th Term
   **Proposition No. 2:** Partial Amendment of the Articles of Incorporation
   **Proposition No. 3:** Appointment of ten (10) Directors
   **Proposition No. 4:** Appointment of one (1) Auditor
   **Proposition No. 5:** Issuance of stock acquisition rights as the settlement payment for retirement bonuses to directors
   **Proposition No. 6:** Issuance of stock acquisition rights as stock option.

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**If you can attend the meeting on the date noted above, we would kindly ask that you present the enclosed Form for Exercise of Voting Rights at the meeting reception desk.**